SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

____________________________

Portugal Telecom, SGPS, S.A.

(Name of Subject Company (Issuer))

Sonae, SGPS, S.A.,

Sonaecom, SGPS, S.A.,

and

Sonaecom, B.V.

(Names of Filing Persons (Offerors))

____________________________

Ordinary Shares, nominal value of €0.35 per share

(Title of Class of Securities)

ISIN: PTPTC0AM0009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

737273102

(CUSIP Number of Class of Securities)

____________________________

Andre Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luisa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

Copy to:

Scott V. Simpson

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf

London, E14 5DS, England

Tel: +44 (0)20 7519 7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amended Tender Offer Statement (this “TO Amendment No. 9”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed initially with the United States Securities and Exchange Commission (“SEC”) on January 16, 2007 (and amended January 25, 2007, January 30, 2007, February 6, 2007, February 12, 2007, February 13, 2007, February 15, 2007, February 16, 2007 and February 20, 2007) by Sonae SGPS, S.A. a sociedade anónima organized under the laws of Portuga1 (“Sonae”), Sonaecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“Sonaecom”), and Sonaecom, B.V., a private limited company organized under the law of the Netherlands and a wholly-owned subsidiary of Sonaecom (“Sonaecom B.V.”, and together with Sonae and Sonaecom, the “Purchasers”), in connection with the Purchasers’ offer to purchase for cash all outstanding ordinary shares, nominal value €0.35 each (“Ordinary Shares”) of Portugal Telecom, SGPS, S.A., a sociedade anónima organized under the laws of Portugal (“PT”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934) and all outstanding American Depositary Shares, each representing one Ordinary Share, wherever located (“ADSs” and, together with the Ordinary Shares, the “PT Shares”), upon the terms and subject to the conditions set forth in the offer to purchase dated January 16, 2007 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Simultaneously with the Offer, Sonaecom and Sonaecom B.V. are offering in Portugal to purchase for cash all of the Ordinary Shares held by non-U.S. holders and all of the class A shares, nominal value €0.35 each, of PT, at the same price as offered for the PT Shares in the Offer. This TO Amendment No. 9 is filed on behalf of the Purchasers.

The information in the Offer to Purchase and the related ADS Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 9, AND ITEM 11.

Items 1 through 9, and Item 11, of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, the related ADS Letter of Transmittal and all other related materials, are hereby amended and supplemented as follows:

1.            The second paragraph in the Summary Term Sheet of the Offer to Purchase relating to the answer to the question, “What are the conditions to the U.S. offer and the Portuguese offer?” that begins on page 5 is hereby amended and restated as follows:

“The preliminary announcement made by Sonae and Sonaecom on February 6, 2006, announcing the decision to launch the offers, also included as a condition to the offers the amendment to PT’s articles of association, subject to the success of the offers, so that the privileges inherent to class A shares are eliminated, or are limited so that such privileges may not be invoked against actions or operations for the execution of the Reorganization (as defined herein), or waiver by the holders of such class A shares of the exercise of such privileges, under the same terms, or the approval of such actions and operations or acceptance of the offers by the holders of the class A shares, always assuming and to the extent that such actions and operations are required to be approved by a general meeting of PT shareholders. For the purpose of this condition, “Reorganization” means all the actions deemed necessary by Sonaecom (i) to dispose of one of the fixed networks held by PT to a third party, (ii) to merge, consolidate or by any other means integrate the business and operations of Optimus Telecomunicações, S.A. and TMN — Telecomunicações Móveis Nacionais, S.A. and (iii) for the PT Group to terminate or amend all the partnerships with Telefónica Group pursuant to the terms of the internationalization strategy of Sonaecom described below under the section titled “Purpose of the Offers; Plans for the Combined Company — Section 1. Plans for the Combined Company.” Since February 6, 2006, PT has confirmed to the CMVM that the actions deemed necessary for the Reorganization do not require approval by a general meeting of PT shareholders, as the competence to take such corporate action is vested in the board of directors of PT. The special rights of the class A shares may only be exercised to oppose actions that require approval by a general meeting of PT shareholders. Accordingly, Sonaecom and Sonaecom B.V. have withdrawn in the Portuguese Offer the condition requiring that the special rights of the class A shares not be exercised with respect to corporate actions required to approve the Reorganization, assuming that until the expiration of the offers, no resolution will be adopted at a general meeting of PT shareholders that would require an approval by the general meeting of PT shareholders of the Reorganization, in whole or in part. Under Portuguese law, if such a resolution is adopted, the condition requiring that corporate action be taken to approve the Reorganization will be immediately and automatically reinstated with respect to the Portuguese Offer. The U.S. Offer remains conditioned, however, on no resolution being adopted at a general meeting of PT shareholders that would require an approval by the general meeting of PT shareholders of the Reorganization, in whole or in part.”

2.            The section in the Offer to Purchase titled “Relief Granted by the SEC” that begins on page 13 is hereby amended to add the following sentence after the fourth paragraph:

“As of February 16, 2007, the Purchasers have not made any open market purchases of PT Shares since the commencement of the U.S. Offer. While the Purchasers do not have specific plans to make any such purchases at this time, the Purchasers intend to make such purchases during the term of the Offers if they are able to purchase PT Shares in accordance with the terms of the exemptive relief granted by the Commission.”

3.            The final paragraph in the section in the Offer to Purchase titled “The U.S. Offer – Section 2. Assumptions Underlying the Decision to Launch the Offers” that begins on page 17 is hereby amended and restated as follows:

“Subject to the approval of the CMVM, which must be requested within a reasonable timeframe, the Portuguese Offer may be modified or withdrawn by Sonaecom and Sonaecom B.V. if there is an unforeseeable and substantial change of circumstances upon which, in a manner known or which should have been reasonably known by PT’s shareholders, the decision to launch the Portuguese Offer, including the Assumptions, was based, if such change exceeds the risks inherent in the Portuguese Offer. The Purchasers acknowledge that the effect of the Assumptions, were Sonaecom and Sonaecom B.V. to request the CMVM to modify or withdraw the Offers as a result of an unforeseeable and substantial change of circumstances, is substantially similar to the effect of offer conditions commonly included in tender offers subject to U.S. federal securities laws. Under Portuguese law, the Assumptions are, however, treated different than the conditions of the Offers. Notably, under Portuguese law, if an assumption underlying the launch of an offer is no longer valid at the expiration of the offer period, it is not necessary for a bidder to affirmatively “waive” the assumption in order to complete the offer, as it would be upon failure of a condition to the offer. Accordingly, if an Assumption becomes invalid during the term of the U.S. Offer and the terms of the Portuguese Offer are modified pursuant to an approval by the CMVM of a request by Sonaecom and Sonaecom B.V., the Purchasers will make the same modifications to the U.S. Offer. A modification of the U.S. Offer based on such an application to the CMVM would constitute a material change to the terms and conditions of the U.S. Offer and, therefore, the Purchasers will comply with the rules and regulations of the Exchange Act with respect to dissemination of material changes to the U.S. Offer and any required extensions of the U.S. Offer.”

4.            The second paragraph of the section of the Offer to Purchase titled “The U.S. Offer – Section 3. Certain Conditions to the U.S. Offer” on page 19 is hereby amended and restated as follows:

“The preliminary announcement made by Sonae and Sonaecom on February 6, 2006, announcing the decision to launch the Offers, also included as a condition to the Offers the amendment to the Articles of Association, subject to the success of the Offers, so that the privileges inherent to Class A Shares are eliminated, or are limited so that such privileges may not be invoked against actions or operations for the execution of the Reorganization (as defined herein), or waiver by the holders of such Class A Shares of the exercise of such privileges, under the same terms, or the approval of such actions and operations or acceptance of the offers by the holders of the Class A Shares, always assuming and to the extent that such actions and operations are required to be approved by a general meeting of PT shareholders. For the purpose of this condition, “Reorganization” means all the actions deemed necessary by Sonaecom (i) to dispose of one of the fixed networks held by PT to a third party, (ii) to merge, consolidate or by any other means integrate the business and operations of Optimus Telecomunicações, S.A. (“Optimus”) and TMN — Telecomunicações Móveis Nacionais, S.A. (“TMN”) and (iii) for the PT Group to terminate or amend all the partnerships with Telefónica Group pursuant to the terms of the internationalization strategy of Sonaecom described below under the section titled “Purpose of the Offers; Plans for the Combined Company — Section 1. Plans for the Combined Company.” Since February 6, 2006, PT has confirmed to the CMVM that the actions deemed necessary for the Reorganization do not require approval by a general meeting of PT shareholders, as the competence to take such corporate action is vested in the board of directors of PT. The special rights of the Class A Shares may only be exercised to oppose actions that require approval by a general meeting of PT shareholders. Accordingly, we have withdrawn the condition requiring that the special rights of the Class A Shares not be exercised with respect to corporate actions required to approve the Reorganization, assuming that until the expiration of the offers, no resolution will be adopted at a general meeting of PT shareholders that would require an approval by the general meeting of PT shareholders of the Reorganization, in whole or in part. Under Portuguese law, if such a resolution is adopted, the condition requiring that corporate action be taken to approve the Reorganization will be immediately and automatically reinstated with respect to the Portuguese Offer. The U.S. Offer remains conditioned, however, on no resolution being adopted at a general meeting of PT shareholders that would require an approval by the general meeting of PT shareholders of the Reorganization, in whole or in part.”

5.            The second paragraph in the section of the Offer to Purchase titled “Possible Effects of the Offers on the Market for PT Shares – Section 1. Effects of the Offers on the Market for the PT Shares” that begins on page 36 is hereby amended and restated as follows:

“If we own PT Shares representing more than 90% of the outstanding voting rights of PT, we acquire more than 90% of the shares subject to the Offers and the Class A Shares are tendered in the Portuguese Offer, we will exercise the right to effect compulsory acquisition of outstanding PT Shares during the three-month period immediately following the Euronext Special Session. During this three-month period, PT shareholders also may individually issue, by written notice to the Purchasers, a request for the Purchasers to make an offer within eight days to purchase such Ordinary Shares. If the Purchasers do not provide such a proposal or if the proposal which is provided is not considered satisfactory, any holder of Ordinary Shares may effect a compulsory sale by filing a declaration before the CMVM together with (i) satisfactory evidence proving the deposit, or the “blockage” of, the Ordinary Shares to be sold and (ii) indication of the consideration calculated in accordance with the terms of article 188 of the Portuguese Securities Code. Once the sale has been verified and the terms approved by the CMVM, the sale is effective upon notification to the Purchasers. There is no right of compulsory acquisition as described above if the 90% holding is exceeded by the Purchasers’ acquisitions made subsequent to the Offers.”

“Compulsory acquisition of shares held by minority holders would result in the transfer and cancellation of the PT Shares held by the then remaining shareholders not affiliated with the Purchasers to the Purchasers in exchange for an adequate cash compensation to be determined as described below. Compulsory acquisition of shares held by minority shareholders is effected by registration of the compulsory acquisition with the CMVM. Upon publication of such registration with the CMVM, the terms of the compulsory acquisition would be binding upon any then remaining minority shareholders, including holders of Ordinary Shares represented by ADSs and those in the United States, and no holder could choose thereafter to remain a securityholder of PT. The transfer and cancellation of PT Shares would not involve a tender offer and would occur by operation of Portuguese law, by canceling any PT Shares held by the remaining minority shareholders in exchange for cash compensation delivered to such minority shareholders. There is a legal presumption that the consideration paid in the offer is fair consideration for Shares acquired in the compulsory acquisition.”

“PT shareholders who plan to convert any such cash compensation received in euro to U.S. dollars should also be aware that currency exchange rates prevailing at the time of payment of any such adequate cash compensation may be different from the exchange rates prevailing at the time of the publication of the Offer to Purchase and may, therefore, positively or negatively affect the value of such adequate cash compensation.”

“The transfer of PT Shares effected through the compulsory acquisition mechanism would not be subject to Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder or Regulation 14E under the Exchange Act. As the compulsory acquisition would occur within one year of the termination of the Offers in a manner substantially similar to that described in the Offer to Purchase and the consideration offered would be at least equal to the consideration offered in the Offers, it would not be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.”

“Upon completion of any compulsory acquisition, the stock exchange listings of the PT Shares would be terminated.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(L)	Response document issued by Sonaecom, SGPS, S.A. on February 21, 2007
(a)(5)(M)	Statement confirming final offer issued by Sonaecom, SGPS, S.A. on February 22, 2007
(a)(5)(N)	Announcement of the CMVM’s statement on the blocking of shares issued by Sonaecom, SGPS, S.A. on February 22, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

SONAE, SGPS, S.A.

By:	/s/ Belmiro Mendes De Azevedo

Name:	Belmiro Mendes De Azevedo

Title:	Chairman of the Board of Directors

By:	/s/ Ângelo Paupério

Name:	Ângelo Paupério

Title:	Director

SONAECOM, SGPS, S.A.

By:	/s/ Christopher Lawrie

Name:	Christopher Lawrie

Title:	Director

By:	/s/ Luís Reis

Name:	Luís Reis

Title:	Director

SONAECOM, B.V.

By:	/s/ Christopher Lawrie

Name:	Christopher Lawrie

Title:	Directors

By:	/s/ Luís Reis

Name:	Luís Reis

Title:	Director

Date: February 22, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated January 16, 2007*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and
Other Nominees (ADSs)*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust
Companies and Other Nominees (ADSs)*
(a)(1)(E)	Form of Notice of Guaranteed Delivery*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on
Substitute Form W-9*
(a)(1)(G)	Summary Advertisement dated January 16, 2007*
(a)(5)(A)	Sonaecom Investor Presentation: Overview of Offer dated January
15, 2007*
(a)(5)(B)	Response document issued by Sonaecom, SGPS, S.A. on January
24, 2007**
(a)(5)(C)	Roadshow presentation issued by Sonaecom, SGPS, S.A. on
January 29, 2007***
(a)(5)(D)	Portuguese language newspaper advertisement published in
Portugal by Sonaecom, SGPS, S.A. on February 12, 2007****
(a)(5)(E)	English translation of Portuguese language newspaper
advertisement published in Portugal by Sonaecom, SGPS, S.A.
on February 12, 2007****
(a)(5)(F)	Announcement of recommendation of ISS to Portugal Telecom
shareholders to vote to approve the conditions of Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on February 13, 2007*****
(a)(5)(G)	Announcement of recommendation of Glass Lewis to Portugal
Telecom shareholders to vote to approve the conditions of
Sonaecom’s offer, issued by Sonaecom, SGPS, S.A. on
February 15, 2007******
(a)(5)(H)	Portuguese language announcement of increase in offer price
issued in Portugal by Sonaecom, SGPS, S.A. on
February 15, 2007*******
(a)(5)(I)	English language announcement of increase in offer price issued in the United States by Sonaecom, SGPS, S.A. on
February 15, 2007*******
(a)(5)(J)	Summary Investor Presentation: Best and Final Cash Offer dated
February 16, 2007********
(a)(5)(K)	Text of newspaper advertisement dated
February 19, 2007********
(a)(5)(L)	Response document issued by Sonaecom, SGPS, S.A. on February 21, 2007
(a)(5)(M)	Statement confirming final offer issued by Sonaecom, SGPS, S.A. on February 22, 2007
(a)(5)(N)	Announcement of the CMVM’s statement on the blocking of shares issued by Sonaecom, SGPS, S.A. on February 22, 2007
(b)(1)	Cash Confirmation Facility dated January 12, 2007*
(b)(2)	Undertaking to Pay dated January 12, 2007*

(b)(3)	Common Terms Agreement dated January 12, 2007*
(b)(4)	Form of Acquisition Facility Agreement*
(b)(5)	English summary of Portuguese language commercial paper
program between Sonae and Banco Comercial Português S.A.
dated December 5, 2006*
(b)(6)	English translation of Portuguese language Confirmation Letter dated January 12, 2007*
(b)(7)	First Amending Agreement dated February 19, 2007********
(b)(8)	Undertaking to Pay Amendment Letter dated
February 19, 2007********
(b)(9)	English language summary of Portuguese language commercial
paper program between Sonae and ABN Amro Bank, N.V. dated
February 19, 2007********
(b)(10)	English translation of Portuguese language Confirmation Letter of
ABN Amro Bank, N.V. dated February 19, 2007********

*	Previously filed on Schedule TO dated January 16, 2007
**	Previously filed on Amendment 1 to the Schedule TO dated January 25, 2007
***	Previously filed on Amendment 2 to the Schedule TO dated January 30, 2007
****	Previously filed on Amendment 4 to the Schedule TO dated February 12, 2007
*****	Previously filed on Amendment 5 to the Schedule TO dated February 13, 2007
******	Previously filed on Amendment 6 to the Schedule TO dated February 15, 2007
*******	Previously filed on Amendment 7 to the Schedule TO dated February 16, 2007
********	Previously filed on Amendment 8 to the Schedule TO dated February 20, 2007